UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TEGNA Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87901J105

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 15, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,124,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,124,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,124,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,124,315

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,124,315

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,124,315

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $1.00 per share (the “Common Stock”) of TEGNA Inc., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on September 30, 2019 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as in the Initial Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6  and 7 of the Schedule 13D as set forth below.

Item 4.

Item 4 is hereby amended and supplemented as follows:

On January 15, 2020, a private investment vehicle of which Standard General serves as investment manager submitted to the Issuer in accordance with the Company’s Bylaws, a notice nominating a slate of four highly qualified, diverse and independent candidates (the “Candidates”) for election to the Issuer’s Board of Directors at the Issuer’s 2020 Annual Meeting of Shareholders.  Exhibit 99.2  hereto, which is incorporated herein by reference, contains biographical information regarding, and summarizes the experience and qualifications of, each of the four Candidates.

The Reporting Persons expect to engage in future discussions with management, the Board, other stockholders of the Company and other relevant parties concerning the business, operations, capital structure, governance, management and strategy of the Issuer and other matters concerning the Issuer.  The Reporting Persons expect to engage in future discussions with management, the Board, other stockholders of the Company and other relevant parties regarding the nomination of the Candidates to the Board and intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission to be used to solicit votes for the election of its slate of highly-qualified Candidates at the 2020 Annual Meeting of stockholders of the Company.  In addition, the Reporting Persons may propose or consider one or more other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Company as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Items 5 and 6.

Of the 21,124,315 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons, 19,108,953 shares of Common Stock are held for the account of private investment vehicles for which Standard General serves as investment manager and 2,015,362 shares of Common Stock remain available to be acquired for the account of such investment vehicles upon physical settlement of previously disclosed swap agreements.

The percentage calculations herein are based upon the statement in Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2019, as filed with the Securities and Exchange Commission on November 7, 2019, that there were 216,903,652 outstanding shares of Common Stock of the Issuer as of October 31, 2019.

Item 7.

Exhibit 99.1   Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019

Exhibit 99.2   Press Release, dated January 15, 2020, issued by Standard General

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2020

STANDARD GENERAL L.P.

By:	/s/ Joseph Mause
Name:	Joseph Mause
Title:	Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim

Exhibit Index

Exhibit No.	Description

99.1
Joint Filing Agreement, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to Common Stock of the Issuer, filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2019

99.2	Press Release, dated January 15, 2020, issued by Standard General